Exhibit 4.2

GCP Applied Technologies Inc.

2020 Inducement Plan

TERMS AND CONDITIONS

OF

OPTION AWARD

OPTION AWARD granted on October 1, 2020 (the “Grant Date”).

1. Grant of Nonqualified Stock Option. GCP Applied Technologies Inc. has granted to you a Nonqualified Stock Option to purchase             Shares, subject to the provisions of these Terms and Conditions and the GCP Applied Technologies Inc. 2020 Inducement Plan (the “Plan”). Unless defined herein, capitalized terms used in these Terms and Conditions are defined in the Plan.

2. Exercise Price. The per share Exercise Price required to purchase the Shares subject to this Award is $            .

3. Vesting. Except as provided below, the Shares subject to this Award will be subject to both a time-based vesting conditions (“Time Condition”) and performance-based vesting conditions (“Performance Condition”), described below, both of which must be satisfied before the Award will be deemed vested and exercisable.

(i) Time Condition. One hundred percent of the Shares underlying this Award shall satisfy the Time Condition on the third anniversary of the Grant Date, subject to your continued employment with the Company through such date. If there is a Change in Control (as defined in the Plan) and this Award is not assumed, substituted or continued by the Company or its successor entity in such Change in Control, the Time Condition shall be deemed to be fully achieved immediately prior to the effective time of the Change in Control, subject to your continued employment through the date of the Change in Control. In the event of a Change in Control in which this Award is assumed, substituted or continued by the Company or its successor entity, the Time Condition shall be deemed to be fully achieved upon your Termination of Employment by the Company without Cause (as defined in the Employment Agreement between you and the Company, effective as of October 1, 2020 (the “Employment Agreement”)) or the resignation of your employment with the Company for Good Reason (as defined in the Employment Agreement), in either case upon or following such Change in Control.

(ii) Performance Conditions. Twenty-five percent of the Shares underlying the Award shall satisfy the Performance Conditions on the date that the closing price of the Shares has equaled or exceeded 125% of the Exercise Price for 20 consecutive trading days; 25% of the Shares underlying the Award shall satisfy the Performance Conditions on the date that the closing price of the Shares has equaled or exceeded 150% of the Exercise Price for 20 consecutive trading days; 25% of the Shares underlying the Award shall satisfy the Performance Conditions on the date that the closing price of the Shares has equaled or exceeded 175% of the Exercise Price for 20 consecutive trading days; and the last 25% of the shares underlying the Award shall satisfy the Performance Conditions on the date that the closing price of the Shares has equaled or exceeded 200% of the Exercise Price for 20 consecutive trading days, subject in each case to your continued employment through the applicable date. Notwithstanding the foregoing, the applicable portion of the shares underlying the Award will be deemed to have satisfied the Performance Conditions upon a Change in Control if the per share price to be paid in the Change in Control equals or exceeds the applicable share price target without regard to the 20-trading day requirement (i.e., if the per share price in the Change in Control is equal to 160% of the Exercise Price, the Performance Conditions will be deemed to be achieved with respect to 50% of the Shares underlying the Award). The Performance Conditions must be achieved within 36 months of the Grant Date and any shares for which the Performance Conditions have not been achieved as of the day following the three-year anniversary of the Grant Date will be automatically forfeited.

4. Term of Award. Unless this Award has been terminated or cancelled, it will expire on the day before the 5th anniversary of the Grant Date. If the New York Stock Exchange (“NYSE”) is not open for business on such date, this Award will expire at the close of the NYSE’s first trading day that immediately precedes the day before the 5th anniversary of the Grant Date. The Stock Option granted by this Award may be exercised at any time before the expiration, termination or cancellation of this Award, provided that the time and manner of exercise is consistent with these Terms and Conditions.

5. Payment of Exercise Price. To exercise all or a portion of this Award, you must pay the Exercise Price for each Share. You may pay the Exercise Price by using one or more of the following methods: (A) in cash or by certified check, bank draft, wire transfer or postal or express money order; (B) by delivering a properly executed exercise notice to the Company or its agent, together with irrevocable instructions to a broker to deliver promptly to the Company, within the typical settlement cycle for the sale of equity securities on the relevant trading market (or otherwise in accordance with Regulation T issued by the United States Board of Governors of the Federal Reserve System), the amount of sale proceeds with respect to the portion of the Shares to be acquired having a Fair Market Value on the date of exercise equal to the sum of the applicable portion of the Exercise Price being so paid; (C) by tendering (actually or by attestation) to the Company or its agent previously acquired Shares that have a Fair Market Value on the day prior to the date of exercise equal to the applicable portion of the Exercise Price being so paid; or (D) by instructing the Company to reduce the number of Shares that would otherwise be issued upon exercise by such number of Shares as have in the aggregate a Fair Market Value on the date of exercise equal to the applicable portion of the Exercise Price being so paid. Notwithstanding the foregoing, you may not tender any form of payment or exercise this Award by any method that the Company determines, in its sole discretion, could violate any applicable law, regulation or Company policy. You are not required to purchase all Shares subject to this Award at one time, but you must pay the full Exercise Price by a means satisfactory to the Company for all Shares that you elect to purchase before they will be delivered. This Stock Option may not be exercised for fractional Shares. The date of exercise of a Stock Option shall be the date on which the Company receives the Exercise Price for such the Shares being exercised. Notwithstanding anything in this Section 5 to the contrary, if this Award is scheduled to expire due to the expiration of the term on the date described in Section 4 above and the Fair Market Value of a Share on the last day of such term exceeds the Exercise Price for a Share subject to this Award, then, by accepting this Award, you agree that, unless you notify the Company’s third-party administrator (currently E*Trade) at least ten (10) business days before such expiration date that you do not wish for this Award to be exercised, you shall be treated as having instructed the Company to exercise the vested portion of this Award on the last day of such term and to pay the Exercise Price by application of the method described in (D) above or such other method as determined by the Company, provided that such method complies with applicable law.

6 .Exercise of Stock Option. If you are entitled to exercise this Award, you may exercise it by contacting E*Trade through its web site at www.etrade.com or by calling 1-800-838-0908. If someone other than you attempts to exercise Shares subject to this Award (for example, because the Stock Option is being exercised after your death), the Company will deliver the Shares only after determining that the person attempting to exercise Stock Option subject to this Award is your duly appointed personal representative or an individual to whom this Award has been transferred in accordance with these Terms and Conditions and the terms of the Plan.

7. Tax Withholding. The Company has the right, prior to the issuance or delivery of any Shares in connection with the exercise of all or a portion of this Award, to withhold or require from you the amount necessary to satisfy applicable tax requirements (e.g., income tax, social insurance, payroll tax and payment on account), as determined by the Company. The methods described in Section 5 may also be used by you to pay, or by the Company to satisfy, your withholding tax obligation, provided that the use of such method for this purpose complies with Company policy and applicable law. If, at any time after the Grant Date, you become subject to tax in more than one jurisdiction, the Company may be required to withhold or account for applicable tax requirements in the various jurisdictions. By accepting this Award, you authorize the Company or any Subsidiary to satisfy applicable tax or tax withholding requirements by: (A) withholding from your wages or other cash compensation payable to you; (B) withholding from any proceeds resulting from the sale of Shares subject to this Award either through an exercise and voluntary sale or through a mandatory sale arranged by the Company on your behalf and pursuant to this authorization; (C) redemption by the Company at Fair Market Value of Shares due to you following the exercise of Shares subject to this Award; or (D) a combination of (A), (B) or (C) above. If the Company or any Subsidiary cannot withhold or account for all taxes associated with this Award by application of the means described herein, then, by accepting this Award, you agree that you will pay to the Company or any Subsidiary all amounts necessary to satisfy applicable tax requirements and acknowledge that the Company may refuse to issue or deliver Shares subject to this Award, or the proceeds from the sale of such Shares, if you do not comply with this obligation.

8. Transfer of Award. You generally may not transfer this Award or any interest herein except by will or the laws of descent and distribution. However, you may transfer this Award to a “family member” (as defined in Section 7.1(b) of the Plan), provided that (A) you do not receive any consideration for the transfer and (B) you furnish the Company’s Vice President, General Counsel and Secretary with written notice of the transfer at least ten (10) business days in advance of such transfer. Notwithstanding the foregoing, any transfer of this Award may be delayed or prohibited if, in the sole discretion of the Company’s Vice President, General Counsel and Secretary, such transfer would violate, or would have the potential to violate, applicable law, regulation or Company policy. If this Award is transferred pursuant to this provision, it will continue to be subject to the same terms and conditions that applied immediately prior to the transfer. This Award may be exercised by the transferee only to the same extent that you could have exercised this Award had no transfer occurred.

9. Forfeiture of Award. In addition to the forfeiture provisions that may be applicable to this Award pursuant to Section 7.14 of the Plan, you will forfeit all or a portion of the Shares subject to this Award if your employment terminates under the circumstances described below:

(i) If the Company or Subsidiary terminates your employment for Cause, then all unexercised portions of this Award (whether vested or unvested) will immediately and automatically terminate and you will immediately and automatically forfeit all rights you have with respect to this Award. Also, by accepting this Award, you agree and promise to deliver to the Company immediately upon your Termination of Employment for Cause, Shares (or, in the discretion of the Company, cash) equal in value to the amount of all profits you realized upon the exercise of any portion of this Award during the period that begins six (6) months immediately before your Termination of Employment for Cause and ends on the date the Company seeks recoupment pursuant to these Terms and Conditions.

(ii) If, after your Termination of Employment, the Committee determines in its sole discretion that while you were a Company or Subsidiary employee you engaged in activity that would have constituted grounds for the Company or Subsidiary to terminate your employment for Cause, then all unexercised portions of this Award (whether vested or unvested) will immediately and automatically terminate and you will immediately and automatically forfeit all rights you have with respect to this Award. Also, by accepting this Award, you agree and promise to deliver to the Company immediately upon the date the Committee determines that you could have been terminated for Cause, Shares (or, in the discretion of the Company, cash) equal in value to the amount of all profits you realized upon the exercise of any portion of this Award during the period that begins six (6) months immediately before your Termination of Employment and ends on the date the Company seeks recoupment pursuant to these Terms and Conditions.

(iii) If the Committee determines in its sole discretion that at any time after your Termination of Employment and prior to the first anniversary of your Termination of Employment you (A) disclosed confidential or proprietary information related to any business of the Company or any Subsidiary or (B) violated the terms of any non-competition agreement by and between you and the Company or any Subsidiary and the Committee has not approved of your employment with a competitor in writing, then all unexercised portions of this Award (whether vested or unvested) will immediately and automatically terminate and you will immediately and automatically forfeit all rights you have with respect to this Award. Also, by accepting this Award, you agree and promise to deliver to the Company, immediately upon the Committee’s determination date, Shares (or, in the discretion of the Company, cash) equal in value to the amount of all profits you realized upon the exercise of any portion of this Award during the period that begins six (6) months immediately before your Termination of Employment and ends on the date of the Company seeks recoupment pursuant to these Terms and Conditions.

10. Adjustments. This Award shall be subject to the provisions set forth in Section 5.3 of the Plan, to the extent applicable.

11. Restrictions on Exercise. Exercise of this Award is subject to the conditions that, to the extent required at the time of exercise:

(i) The Shares covered by this Award will be duly listed, upon official notice of issuance, on the NYSE; and

(ii) A Registration Statement under the United States Securities Act of 1933 with respect to the Shares will be effective or an exemption from registration will apply.

If there is any registration, qualification, exchange control or other legal requirement imposed upon this Award or the Shares subject to this Award by applicable securities or exchange control laws (including rulings or regulations issued by the United States Securities and Exchange Commission or any other governmental agency with jurisdiction over the issuance of this Award or the Shares subject to this Award), the Company shall not be required to deliver any Shares subject to this Award before the Company, in its sole discretion, has determined that either (A) it has satisfied any such requirements or has received the requisite approval from the appropriate governmental agency; or (B) an exemption from such registration or exchange control requirement applies. By accepting this Award, you acknowledge that you understand that the Company is under no obligation to register this Award or the Shares subject to this Award with any governmental agency or to seek approval from any governmental agency for the issuance or sale of Shares subject to this Award.

12. Disposition of Securities; Acknowledgement of Insider Trading Policy. By accepting this Award, you acknowledge that you have read and understand the Company’s Insider Trading Policy and are aware of and understand your obligations under United States federal securities laws with respect to trading in the Company’s securities. By accepting this Award, you also agree not to use the Company’s “cashless exercise” program (or any successor program) at any time when you possess material non-public information with respect to the Company (including Subsidiaries) or when using the program would otherwise result in a violation of applicable securities law. The Company has the right to recover, or receive reimbursement for, any compensation or profit realized on the exercise of this Award or by the disposition of Shares received upon exercise of this Award to the extent that the Company has a right of recovery or reimbursement under applicable securities laws.

13. Plan Terms Govern. The vesting and exercise of this Award, the disposition of any Shares received upon the exercise of all or a portion of this Award, and the treatment of any gain on the disposition of such Shares are subject to the terms of the Plan and any rules that the Committee prescribes. The Plan document, as amended from time to time, is incorporated into these Terms and Conditions. These Terms and Conditions constitute the Award Certificate referred to in the Plan. If there is any conflict between the terms of the Plan and these Terms and Conditions, the Plan’s terms govern. By accepting this Award, you acknowledge receipt of the Plan and the Plan’s prospectus, as in effect on the Grant Date.

14. Personal Data. To comply with applicable law and to administer this Award appropriately, the Company and its agents may accumulate, hold and process your personal data and/or “sensitive personal data” within the meaning of applicable law (“Personal Data”). Personal Data includes, but is not limited to, the information provided to you as part of the grant package and any changes thereto (e.g., details of Stock Options, including amounts awarded, unvested, vested or expired), other appropriate personal and financial data about you (e.g., name, home address, telephone number, date of birth, nationality, job title, reason for termination of employment, and social security, social insurance or other identification number), and information about your participation in the Plan and Shares obtained under the Plan from time to time. By accepting this Award, you give your explicit consent to your employer’s and the Company’s accumulating, transferring, and processing Personal Data as necessary or appropriate for Plan administration. Your Personal Data will be retained only as long as is necessary to administer your participation in the Plan. If applicable, by accepting this Award, you also give your explicit consent to the Company’s transfer of Personal Data outside the country in which you work or reside and to the United States of America where the same level of data protection laws may not apply as in your home country. The legal persons for whom your Personal Data are intended (and by whom your Personal Data may be transferred, processed or exchanged) include the Company, its Subsidiaries (or former Subsidiaries as are deemed necessary), the outside Plan administrator, their respective agents, and any other person that the Company retains or utilizes for compensation planning or Plan administration purposes. You have the right to request a list of the names and addresses of any potential recipients of your Personal Data and to review and correct your Personal Data by contacting your local Human Resources Representative. By accepting this Award, you acknowledge your understanding that the transfer of the information outlined here is important to Plan administration and that failure to consent to the transmission of such information may limit or prohibit your participation in the Plan. By accepting this Award, you acknowledge that you are providing the consents herein on a purely voluntary basis and that, if you do not consent or if you later seek to revoke your consent, it will adversely impact the ability of the Company to administer your Awards but it will not adversely impact your employment status or service with your employer.

15. No Contract of Employment or Promise of Future Grants. By accepting this Award, you agree that you are bound by the terms of the Plan and these Terms and Conditions and acknowledge that this Award is granted in the Company’s sole discretion and is not considered part of your ordinary or expected salary or other compensation for services of any kind rendered to the Company or any Subsidiary. You further agree that this Award, and your Plan participation, do not form, and will not be interpreted as forming, an employment contract or guarantee of employment with the Company or any Subsidiary. The Company, in its sole discretion, voluntarily established the Plan and may amend or terminate it at any time pursuant to the terms of the Plan. You understand that the grant of Stock Options under the Plan is voluntary and occasional and, except as set forth in the Employment Agreement, does not create any contractual or other right to receive future grants of any Stock Options, or benefits in lieu of any Stock Options, even if Stock Options have been granted repeatedly in the past, and that, except as set forth in the Employment Agreement, all decisions with respect to future grants will be in the Company’s sole discretion. By accepting this Award, you also acknowledge that this Award and any gains received hereunder are extraordinary items and are not considered part of your salary or compensation for purposes of any pension or retirement benefits or for purposes of calculating any termination, severance, redundancy, resignation, end of service payments, bonuses, long-service awards, life or accident insurance benefits or similar payments. Neither this Award, nor any gains received hereunder, is intended to replace any pension rights or compensation. If the Company or Subsidiary terminates your employment for any reason, you agree that you will not be entitled to damages or compensation for breach of contract, dismissal (in any circumstances, including unfair dismissal) or compensation for any loss of office or otherwise to any sum, Shares, Stock Options or other benefits to compensate you for the loss or diminution in value of any actual or prospective rights, benefits or expectation under or in relation to the Plan.

16. Limitations. Nothing in these Terms and Conditions or the Plan grants to you any right to continued employment with the Company or any Subsidiary or to interfere in any way with the Company or Subsidiary’s right to terminate your employment at any time and for any reason, subject to applicable law. Payment of Shares is not secured by a trust, insurance contract or other funding medium, and you do not have any interest in any fund or specific Company or Subsidiary asset by reason of this Award. You have no rights as a stockholder of the Company pursuant to this Award until Shares are actually delivered to you.

17. Entire Agreement and Amendment. These Terms and Conditions and the Plan constitute the entire understanding between you and the Company regarding this Award. These Terms and Conditions supersede any prior agreements, commitments or negotiations concerning this Award. These Terms and Conditions may not be modified, altered or changed except by the Committee (or its delegate) in writing and pursuant to the terms of the Plan; provided, however, that the Company has the unilateral authority to amend these Terms and Conditions without your consent to the extent necessary to comply with applicable securities registration or exchange control requirements and to impose additional requirements on this Award or Shares subject to this Award if the Company, in its sole discretion, deems it necessary or advisable for legal or administrative reasons.

18. Severability. The invalidity or unenforceability of any provision of these Terms and Conditions will not affect the validity or enforceability of the other provisions of these Terms and Conditions, which will remain in full force and effect. Moreover, if any provision is found to be excessively broad in duration, scope or covered activity, the provision will be construed so as to be enforceable to the maximum extent compatible with applicable law.

19. Waiver. By accepting this Award, you acknowledge that a waiver by the Company of any breach by you of a provision of these Terms and Conditions shall not operate or be construed as a waiver by the Company of any other provision of these Terms and Conditions or of a subsequent breach.

20. Notices. By accepting this Award, you agree to receive documents, notices and any other communications relating to your participation in the Plan in writing by regular mail to your last known address on file with your employer, the Company or Subsidiary or any outside Plan administrator, or by electronic means, including by e-mail, through an online system maintained by any outside Plan administrator, or by a posting on the Company’s intranet website or on an online system or website maintained by any outside Plan administrator.

22. Governing Law. This Award and these Terms and Conditions are governed by the law of the State of Delaware and shall be construed accordingly.

23. Code Section 409A Compliance. Notwithstanding any other provision of these Terms and Conditions to the contrary, in the event that all or a portion of this Award becomes subject to Code Section 409A, the provisions contained in Section 7.11 of the Plan (entitled “Section 409A Compliance”) shall govern and shall supersede any applicable provision of these Terms and Conditions.

24. Acceptance. By accepting this Award, you agree to the following:

(i) You have carefully read, fully understand and agree to all of the terms and conditions contained in the Plan and these Terms and Conditions; and

(ii) You understand and agree that the Plan and these Terms and Conditions constitute the entire understanding between you and the Company regarding this Award, and that any prior agreements, commitments or negotiations concerning this Award are replaced and superseded.